SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7630	E-MAIL ADDRESS lchen@stblaw.com

Aug 6, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director

Ms. Jennifer Thompson, Accounting Branch Chief

Mr. Dietrich King, Legal Branch Chief

Ms. Lisa Kohl, Senior Attorney

Mr. Jarrett Torno, Staff Accountant

Re:	Alibaba Group Holding Limited

Amendment No. 3 to Registration Statement on Form F-1

File No. 333-195736

Ladies and Gentlemen:

Further to telephone discussions between members of Simpson Thacher & Bartlett and members of the staff of the Securities and Exchange Commission, Alibaba Group Holding Limited (the “Company”) encloses herewith for your review, on a pre-filing supplemental basis, proposed changes to the disclosures in the Company’s Registration Statement on Form F-1 relating to a proposed restructuring of the Company’s relationship with Small and Micro Financial Services Company and Alipay that the Company expects to implement in the immediate future (the “Restructuring”). Following the execution of the transaction documents relating to the Restructuring, the Company expects to revise the disclosure in the Registration Statement on the basis of the enclosed proposed disclosure in a subsequent public filing and to file the material transaction documents as exhibits to the Registration Statement.

Leiming Chen     Philip M.J. Culhane     Daniel Fertig     Anthony D. King     Celia C.L. Lam     Chris K.H. Lin     Jin Hyuk Park     Kathryn King Sudol     Christopher K.S. Wong     Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK BEIJING HOUSTON LONDON LOS ANGELES PALO ALTO SÃO PAULO SEOUL TOKYO WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

The proposed disclosure enclosed for the Staff’s review consist of: (i) Appendix 1 containing a blacklined extract of draft disclosure from the Related Party Transactions section (current pages 227 through 230 of the Registration Statement) showing the proposed changes to the disclosure against the existing disclosure, (ii) Appendix 2 containing a clean version of the proposed draft disclosure for clarity; and (iii) Appendix 3 containing a draft of the proposed “Subsequent Event” disclosure relating to the proposed restructuring including the contemplated accounting treatment.

The Company would further propose to schedule a telephone conference with the Staff to discuss the enclosed proposed disclosure to explain the details of the contemplated Restructuring and answer any questions the Staff may have prior to the Company’s filing the disclosure following the execution of the transaction documents related to the Restructuring.

*    *    *    *    *

SIMPSON THACHER & BARTLETT

If you have any question regarding this letter or enclosures, please do not hesitate to contact me at +(852) 2514-7630 (work) or lchen@stblaw.com (email) or William H. Hinman at (650) 251-5120 (work) or whinman@stblaw.com (email) or Daniel Fertig at
+(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Questions pertaining to accounting may also be directed to Benson Wong at +(852) 2289-1304 (work) or benson.wb.wong@hk.pwc.com (email) or Ricky Shin at +(852) 2289-1356 (work) or ricky.w.shin@hk.pwc.com (email), both of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Daniel Fertig for Leiming Chen

Leiming Chen

Enclosures

cc:	Joseph C. Tsai, Executive Vice-chairman

Jonathan Zhaoxi Lu, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel

Alibaba Group Holding Limited

William H. Hinman, Jr.

Daniel Fertig

Simpson Thacher & Bartlett LLP

William Y. Chua

Jay Clayton

Sarah P. Payne

Sullivan & Cromwell LLP

Benson W.B. Wong

Ricky W. Shin

PricewaterhouseCoopers

Appendix 1:	Proposed Disclosure in Related Party Transactions Blacklined to Show Changes Against Current Disclosure in the Registration Statement (current pages 227 through 230)

Proposed Revised Disclosure Relating to the Restructuring of

Relationship with Small and Micro Financial Services Company and Alipay

Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries

Ownership of Small and Micro Financial Services Company and Alipay

We originally established Alipay in December 2004 to operate our payment services business. In June 2010, the PBOC issued new regulations that required non-bank payment companies to obtain a license in order to operate in China. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Further, the regulations required that any payment company that failed to obtain a license must cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies (and no such guidelines have been issued as of the date of this prospectus). In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, our management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC nationals in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, we divested all of our interest in and control over Alipay in 2011, which resulted in deconsolidation of Alipay from our financial statements. This action enabled Alipay to obtain a payment business license in May 2011 without delay and without any detrimental impact to our China retail marketplaces or to Alipay.

Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay’s parent entity, Zhejiang ~~Alibaba E-Commerce~~Ant Small and Micro Financial Services Group Co., Ltd., which we refer to as Small and Micro Financial Services Company, a company organized under the laws of the PRC, was changed such that Jack Ma held a substantial majority of the equity ownership interest in Small and Micro Financial Services Company. The ownership structure of Small and Micro Financial Services was recently further restructured and currently ~~its shares are held~~approximately 58% of its equity interests are held by Hangzhou Junhan Equity Investment Partnership, or Junhan, a PRC limited partnership, and approximately 42% by Hangzhou Junao Equity Investment Partnership, or Junao, a PRC limited partnership.

The ~~general partner of Junhan and of Junao is an entity 100% owned by Jack Ma. The~~economic interests in Junhan are owned by Jack Ma~~, Simon Xie, who is one of our founders and a member of our management,~~ and other employees of our company and employees of Small and Micro Financial Services Company. The interests in Junhan held by ~~other of our~~these employees ~~and by employees~~ are in the form of limited partnership interests and interests similar to share appreciation rights with respect to potential appreciation in the value of Small and Micro Financial Services Company ~~are in the form of interests similar to share appreciation rights. The purpose of this recent transfer of these interests in Junhan to our employees and by employees of Small and Micro Financial Services Company is, in the case of our employees, to align their interests more closely with those of Small and Micro Financial Services Company, and, in the case of transfers to the employees of Small and Micro Financial Services Company, to incentivize such employees, as described in “Related Party Transactions — Share-based Awards to Our Employees by a Related Party.” The~~. The economic interests in Junao are held in the form of limited partnership interests by certain members of the Alibaba Partnership.

We understand that it is the intention of the shareholders of the Small and Micro Financial Services Company that:

•	Jack Ma’s direct and indirect economic interest in Small and Micro Financial Services Company will be reduced over time to a percentage that does not exceed his and his affiliates’ interest in our company as of the time immediately prior to the completion of this offering (the percentage of our ordinary shares ~~he~~Jack and his affiliates beneficially own immediately prior to the completion of this offering is 8.9%) and that this reduction will be caused in a manner by which neither Jack nor any of his affiliates would receive any economic benefit. See “Related Party Transactions – Commitments of Jack Ma to Alibaba Group”;

•	from time to time, additional economic interests in Small and Micro Financial Services Company in the form of interests similar to share appreciation rights issued by Junhan will be transferred to our employees and employees of Small and Micro Financial Services Company; and

•	Small and Micro Financial Services Company will raise equity capital from domestic Chinese investors in the future in order to finance its business expansion, with the effect that the shareholding of Junao and Junhan in Small and Micro Financial Services Company will be reduced through dilution (the ~~precise magnitude~~amount of such dilution would depend on future valuations and the amount of equity capital to be raised), but it is the intention that the combined ownership of Jack Ma, Junao and Junhan will continue to constitute a majority of the outstanding ~~shares~~equity interests of Small and Micro Financial Services Company.

~~An entity controlled by Jack Ma is the~~The general partner of both Junao and Junhan is an entity 100% owned by Jack Ma. As the general partner, ~~he~~this entity, and therefore indirectly Jack Ma, holds the voting rights of, while the limited partners hold economic interests in, each of Junao and Junhan. Accordingly, Jack is able to exercise the voting power of Junao and Junhan as shareholders in Small and Micro Financial Services Company. ~~We understand that~~If Junao and Junhan continue to hold a majority of the outstanding shares of Small and Micro Financial Services Company, through the exercise of such voting power, Jack will continue to control a majority of voting interests in Small and Micro Financial Services Company.~~Shortly after the separation~~

Our Relationship with Small and Micro Financial Services Company and Alipay through August 2014

~~of~~After our divestment of our interest in and control over Alipay ~~from us~~, we entered into a framework agreement~~,~~ in July 2011, or the 2011 framework agreement, among ourselves, Yahoo, SoftBank, Alipay, Small and Micro Financial Services Company, Jack Ma and Joe Tsai and certain of their affiliates. At the same time, we also entered into various implementation agreements that included a commercial agreement ~~and~~, or the Alipay commercial agreement, an intellectual property license and software technology service agreement ~~described below~~, or the Alipay IPLA, and a shared services agreement, which together governed our financial and commercial relationships with Small and Micro Financial Services Company and Alipay.

As described in more detail below, we restructured our relationship with Small and Micro Financial Services Company in August 2014 with the approval of our board of directors and with the agreement of Yahoo, SoftBank, Alipay, Small and Micro Financial Services Company, Jack Ma and Joe Tsai and certain of their and our affiliates.

~~Framework~~Alipay Commercial Agreement

~~Our relationship with Alipay is primarily governed through the framework agreement dated July 29, 2011, as amended on November 15, 2012 and further amended on May 3, 2014, among ourselves, Yahoo, SoftBank, Alipay, APN Ltd., an entity owned by Jack Ma and Joe Tsai, Small and Micro Financial Services Company, Jack and Joe, or the Framework Agreement.~~

Under the Alipay commercial agreement among us, Alipay and Small and Micro Financial Services Company, which agreement remains in place following the restructuring described below, Alipay provides payment processing and escrow services to us. These services enable secure settlement of transactions on our marketplaces through a secure payment platform and escrow process. We pay Alipay a fee on terms that are preferential to us for such services. These preferential terms enable us, with certain exceptions, to make available basic payment processing and escrow services to buyers and sellers on our marketplaces free of charge. We believe that these services provide us with a competitive advantage that otherwise would be diminished without the preferential terms of the Alipay commercial agreement.

The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay’s bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment to the extent such costs increase or decline. The Alipay commercial agreement currently provides that the directors of our company designated by Yahoo and SoftBank approve the fee rates payable by us in advance on an annual basis. In connection with the restructuring of our relationship with Small and Micro Financial Services Company, the Alipay commercial agreement was amended to provide that, after the completion of this offering, a special committee formed by our independent directors and the director designated by SoftBank must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as such annual approval by the special committee has been obtained. In fiscal years 2012, 2013 and 2014, we paid fees to Alipay totaling RMB1,307 million, RMB1,646 million and RMB2,349 million (US$378 million), respectively, under this agreement. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year’s prior written notice. If the Alipay commercial agreement is required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may be payable to us by Small and Micro Financial Services Company to compensate us for the impact of such adjustment. ~~Under the terms of the Framework Agreement, we entered into a commercial agreement and an intellectual property and software technology services agreement each as described below.~~

2014 Restructuring of Our Relationship with Small and Micro Financial Services Company and Alipay

~~Upon the occurrence of certain liquidity events with respect to Alipay (which includes, subject to certain conditions, an initial public offering of Alipay, a transfer of 37.5% or more of the equity interests of Alipay or a sale of all or substantially all of the assets of Alipay), Small and Micro Financial Services Company will pay to us an amount equal to 37.5% of the equity value of Alipay achieved in such liquidity event, with a minimum payment of US$2.0 billion and a maximum payment of US$6.0 billion, subject to certain increases and additional payments if no liquidity event has occurred by the sixth anniversary of the date of the original agreement, or the liquidity event payment. If a liquidity event does not occur by the tenth anniversary of the date of the original agreement, we will have a right to demand Alipay to effect a liquidity event as soon as practicable, provided that the equity value or enterprise value of Alipay at such time exceeds US$1.0 billion. If we demand a liquidity event, the minimum amount of US$2.0 billion described above will not apply to the liquidity payment, unless the liquidity event is effected by means of a transfer of more than 37.5% of the equity interests of Alipay. Upon payment in full of the liquidity event payment and certain other payments, certain assets and intellectual property that we had retained will be transferred to Alipay. In the event a liquidity event has not occurred prior to the seventh anniversary of the Framework Agreement, Small and Micro Financial Services Company or APN Ltd. will pay us US$500 million on that date, which amount would be credited to any liquidity event payment that may be made in the future.~~

On August __, 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the Alipay IPLA, or the amended Alipay IPLA. Pursuant to these agreements, we restructured our relationships with Small and Micro Financial Services Company and its wholly owned subsidiary Alipay, and terminated the 2011 framework agreement. The 2014 SAPA and the ancillary agreements described below now govern our economic and commercial relationships with Small and Micro Financial Services Company and Alipay. We believe this restructuring will strengthen and benefit our company as well as better position us for future growth. Set forth below is an executive summary of the key terms of the restructuring:

•	We agreed to dispose of the SME loan business to Small and Micro Financial Services Company in exchange for cash consideration and annual fees for seven years based on the average daily balance of the SME loan portfolio. The disposition allows us to focus on our core e-commerce businesses and eliminates the risks and disadvantages of carrying a loan portfolio on our balance sheet. Under this transaction, the risks of credit defaults, capital adequacy, leverage and regulatory requirements associated with a loan portfolio will be transferred to Small and Micro Financial Services Company. In addition, this transaction will combine our SME loan business with the financial services businesses under Small and Micro Financial Services Company which should create synergies for the combined enterprise, and improve risk management, while at the same time reducing our exposure to financial services regulations. A further benefit of the restructuring is that, through the revised profit sharing arrangement described below, it increases our participation in the additional value expected to be created by Small and Micro Financial Services Company, including Alipay and other financial services businesses.

•	The previous cap on the potential liquidity event payment has been removed. Previously, we were entitled to a payment equal to 37.5% of the equity value of Alipay in the case of a liquidity event, such as an initial public offering of Alipay. Under the restructured agreement, we will be entitled to a payment equal to 37.5% of the equity value of Small and Micro Financial Services Company. In addition, the cap of US$6 billion on the liquidity event payment under the previous agreement has been removed in connection with the restructuring, significantly increasing the potential future financial benefits to us.

•	Our profit share with respect to the financial services business has been restructured to expand the base of profits that we are entitled to share from the pre-tax income of only Alipay to the pre-tax income of all of the businesses of Small and Micro Financial Services Company, while the profit sharing percentage is reduced to align with the liquidity event payment percentage. Under the previous Alipay IPLA, we received 49.9% of the consolidated pre-tax income of Alipay and its consolidated subsidiaries. Under the amended Alipay IPLA, we will receive 37.5% of the consolidated pre-tax income of Small and Micro Financial Services Company and its subsidiaries which include Alipay, as well as other current and future financial services businesses such as SME loans, consumer finance, asset management, financial products distribution and insurance. This is beneficial to us because, while the profit sharing percentage is lower, the profit pool that we are entitled to share will come from all of the current and future financial services businesses operated by Small and Micro Financial Services Company.

•	The economic terms of the Alipay commercial agreement described above under which Alipay provides payment processing services on terms preferential to us will continue, as currently in effect, and are unaffected by the restructuring.

The following chart provides a comparative summary of the key economic terms of the 2014 SAPA and related agreements and the key economic terms of the 2011 framework agreement and related agreements.

2011 Framework Agreement (and related agreements)	2014 SAPA (and related agreements)

Liquidity event payment:

•        we were entitled to 37.5% of the equity value of Alipay

         in the event of its initial public offering, a sale or certain transfers of interests in Alipay

•       this payment had a minimum floor of US$2.0 billion and

         was capped at US$6.0 billion, subject to certain gradual

         increases over time if no liquidity event occurred

•        upon a qualified IPO of Small and Micro Financial

         Services Company or Alipay, we are entitled to elect

         to receive a payment equal to 37.5% of the equity

         value of Small and Micro Financial Services

         Company until we receive a full 33% equity interest

•       at our option and subject to regulatory approvals, in

         lieu of the liquidity event payment, we may elect to

         continue to receive the 37.5% profit share in

         perpetuity until we receive a full 33% equity interest

•       the liquidity event payment is not capped; given the

         US$25 billion equity value requirement of a

         qualified IPO, the minimum liquidity event payment

         (assuming no reduction for equity issuances) is

         effectively US$9.375 billion

Profit sharing:

• we received 49.9% of the consolidated pre-tax income of Alipay and its consolidated subsidiaries until a liquidity event of Alipay occurred

•        we will receive 37.5% of the consolidated pre-tax

         income of Small and Micro Financial Services

         Company and its subsidiaries (including Alipay).

•       upon a qualified IPO of Small and Micro Financial

         Services Company or Alipay, we may elect either to

         receive a liquidity event payment or, subject to

         regulatory approvals (including under stock

         exchange listing rules) to continue to receive the

         profit share payments in perpetuity

Preferential terms under Alipay commercial agreement:

• payment and escrow services provided to our marketplaces on preferential terms	• economic terms of the Alipay commercial agreement continue unchanged

• 50-year contract term, renewable for additional 50-year periods at our option

Payment stream related to the SME loan business:

N/A

•        we will receive an annual fee equal to 2.5% of the

         average daily balance of SME loans in each of the

         three calendar years from 2015 through 2017

•       fixed fee equal to the 2017 fee in each of the four

         calendar years from 2018 through 2021

Potential equity interest:

• no potential to receive a direct equity interest

•        we are entitled to receive an equity interest of up to

         33% in Small and Micro Financial Services

         Company (with preemptive rights to maintain such

         percentage equity interest prior to a qualified IPO of

         Small and Micro Financial Services Company or

         Alipay), if Small and Micro Financial Services

         Company applies for and receives the applicable

         PRC regulatory approvals

•       in the event we receive the full 33% equity interest,

         rights to profit sharing and liquidity event payment

         will automatically terminate

•       equity issuances up to the full 33% equity interest

         and exercises of preemptive rights that do not

         exceed US$1.5 billion will be funded by royalties

         and fees to be paid to us by Small and Micro

         Finance Services Company, resulting in our receipt

         of such equity interests with no cash impact to us

Share and Asset Purchase Agreement

Sale of SME Loan Business and Certain Other Assets

Pursuant to the 2014 SAPA, we agreed to sell, subject to receipt of regulatory approvals and other customary closing conditions, certain securities and assets which together constitute our SME loan business to Small and Micro Financial Services Company, in exchange for aggregate cash consideration of US$[• ], which was based on the aggregate book value of the entities operating the SME loan business. Such cash consideration will be paid no later than the earlier of the second anniversary of the closing of such sale and an initial public offering of Small and Micro Financial Services Company [or Alipay] at an implied equity value exceeding US$25 billion which results in gross proceeds of at least US$2 billion, which we refer to as a qualified IPO. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we have agreed to sell together with the SME loan business and related services, we will receive annual fees for a term of seven years. These fees will be determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business will pay us an annual fee equal to 2.5% of the average daily balance of the SME loans provided by such entities; and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in the calendar year 2017.

In conjunction with our sale of the SME loan business, we also sold to Small and Micro Financial Services Company for cash certain of our subsidiaries that have operated the offshore payment businesses in cooperation with Alipay and other entities that are not material to us.

Liquidity Event Payment

Under the 2011 framework agreement, we were entitled to receive a payment equal to 37.5% of Alipay’s equity value in connection with an initial public offering of Alipay meeting certain conditions, a sale of 37.5% or more of Alipay’s equity, or a sale of all or substantially all of the assets of Alipay. This liquidity event payment was subject to a floor of US$2.0 billion and a cap of US$6.0 billion, subject to certain gradual increases over time if no liquidity event occurred by the sixth anniversary of the date of the 2011 framework agreement.

Under the 2014 SAPA, in the event of a qualified IPO of Small and Micro Financial Services Company or Alipay, if our total ownership of equity interests in Small and Micro Financial Services Company, if any, acquired as described under “—Potential Equity Interest “ below, has not reached 33% (subject to proportional reduction upon dilutive share issuances), which we refer to as the full 33% equity interest, we would be entitled, at our election, to receive a one-time payment equal to 37.5% of the equity value immediately prior to such qualified IPO of Small and Micro Financial Services Company as a whole and not just of its subsidiary Alipay. Unlike the 2011 framework agreement, there is no cap on the maximum value of the liquidity event payment under the 2014 SAPA, with the effective floor of US$9.375 billion based on the minimum implied equity value in a qualified IPO is more than 50% higher than the cap under the 2011 framework agreement. If we acquire equity interests in Small and Micro Financial Services Company in an aggregate amount less than the full 33% equity interest, then the percentage of Small and Micro Financial Services Company’s equity value used to calculate the liquidity event payment will be reduced proportionately.

In lieu of receiving the liquidity event payment, we may elect to receive payments under the profit sharing provision of the amended Alipay IPLA described below in perpetuity, subject to the receipt of regulatory approvals, including under stock exchange listing rules, required to permit continuation of the profit share following a qualified IPO of Micro Financial Services Company or Alipay. If we so elect, following such a qualified IPO, Small and Micro Financial Services Company must use its commercially reasonable efforts to obtain such regulatory approvals. If such approvals are not obtained, then Small and Micro Financial Services Company will pay us the liquidity event payment described above.

~~In addition, pursuant to~~Under the 2011 ~~F~~framework ~~A~~agreement, Jack Ma ~~contributed 35,000,000~~ and Joe Tsai contributed 35,000,000 and 15,000,000, respectively, of our ordinary shares held by them to APN Ltd., a ~~special purpose~~ vehicle they established ~~and own, and have pledged their~~to hold such shares ~~in~~. The shares of APN Ltd. ~~and~~, as well as the 50,000,000 ordinary shares in us held by APN Ltd. ~~has~~, were pledged ~~our ordinary shares held by it~~ to secure a direct obligation by APN Ltd. to pay a minimum of US$500 million if no liquidity event of Alipay occurred within seven years of closing of the transactions contemplated under the 2011 framework agreement, as well as, among other things, the liquidity event payment and certain other payment obligations of ~~Alipay,~~ Small and Micro Financial Services Company, Alipay and certain other parties under the 2011 ~~F~~framework ~~A~~agreement~~. In addition,~~. Under the 2014 SAPA, the shares of APN Ltd. ~~agreed to be jointly and severally liable with~~as well as the 50,000,000 ordinary shares in us held by APN Ltd. will continue to be pledged to us to secure the liquidity event payment and certain other obligations of Small and Micro Financial Services Company ~~for the payments to us~~ under the ~~Framework~~2014 SAPA and commercial ~~A~~agreement~~, up to a maximum~~, as well as the direct liability of APN Ltd. for up to US$500 million of the liquidity event payment.

~~Under the Framework Agreement, certain actions and matters under the Framework Agreement, the commercial agreement and the intellectual property and software technology service agreement with Alipay are subject to the approval of the directors of our company designated by Yahoo and SoftBank for so long as they are so designated. Pursuant to our articles of association to be in effect upon completion of this offering, SoftBank will be entitled to nominate one director to our board.~~

Potential Equity Interest

The 2014 SAPA provides for future potential equity issuances to us by Small and Micro Financial Services Company. In the event that Small and Micro Financial Services Company applies for and receives certain PRC regulatory approvals in the future, Small and Micro Financial Services Company will issue and we will purchase newly-issued equity interests in Small and Micro Financial Services Company, up to the full 33% equity interest, or such lesser equity interest as may be permitted by the applicable regulatory approvals.

In addition, if we acquire such equity interests, prior to a qualified IPO Small and Micro Financial Services Company or Alipay, we will have a pre-emptive right, in the event that Small and Micro Financial Services Company issues additional equity interests to third parties, that will entitle us to acquire additional equity interests in order to maintain the equity ownership percentage we have acquired in Small and Micro Financial Services Company as of such time under the 2014 SAPA.

If the liquidity event payment described above under “—Liquidity Event Payment” has not become payable upon a qualified IPO of Small and Micro Financial Services Company, then our right to acquire equity interests up to the full 33% equity interest will continue after such qualified IPO. However, the equity interest that we are entitled to acquire will be reduced in proportion to any dilutive issuances of equity securities by Small and Micro Financial Services Company in and following such qualified IPO.

The consideration to be paid by us to acquire any equity interest in Small and Micro Financial Services Company up to the full 33% equity interest will be fully funded by payments from Small and Micro Financial Services Company under the amended Alipay IPLA in respect of certain intellectual property and asset transfers. Similarly, in connection with our exercise of the pre-emptive right, we will receive a royalty as one of the payment streams to be received under the amended Alipay IPLA that will effectively fund our subscription for such additional equity interests up to a value of US$1.5 billion.

To the extent we acquire the full 33% equity interest pursuant to the provisions of the 2014 SAPA, the liquidity event payment and the profit share under the amended Alipay IPLA described in “—Alipay Intellectual Property License and Software Technology Services Agreement” below, other than the royalty payments that effectively offset the purchase price from the exercise of the pre-emptive rights, will automatically terminate. If we acquire less than the full 33% equity interest in Small and Micro Financial Services Company pursuant to the provisions of the 2014 SAPA, the liquidity event payment amount and the profit sharing arrangement will be proportionately reduced based on the amount of equity interests acquired by us.

We believe that under applicable regulatory rules and practices currently in effect, the relevant PRC approvals necessary for us to own an equity interest in Small and Micro Finance Services Company would not be granted. There can be no assurance that such applicable regulatory rules and practices will change in the near future. See “Ownership of Small and Micro Financial Services Company and Alipay” above.

~~Alipay Commercial Agreement~~

Certain Restrictions on the Transfer of Small and Micro Financial Services Company Equity Interests

Pursuant to the 2014 SAPA and amended Alipay IPLA, certain parties thereto, including in some cases our company, are subject to restrictions on the transfer of equity interests in Small and Micro Financial Services Company, including:

~~We are party to a commercial agreement with Small and Micro Financial Services Company and Alipay, or the Alipay commercial agreement. Under the Alipay commercial agreement, Alipay provides payment processing services to us and our subsidiaries and we pay Alipay a fee for such services on preferential terms to us. The fees reflect, among other things, bank-processing costs and accordingly are subject to adjustment to the extent such costs increase or decline. The Alipay commercial agreement provides that the directors of our company designated by Yahoo and SoftBank approve the fees payable by us in advance on an annual basis, and going forward our independent directors and the director designated by SoftBank will approve the fees in advance on an annual basis. The fees for the immediately preceding year remain in effect until such time as the approval of all such directors has been obtained. In fiscal years 2012, 2013 and 2014, we paid fees to Alipay amounting to RMB1,307 million, RMB1,646 million and RMB2,349 million (US$378 million), respectively, under this agreement. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year’s prior written notice. If the commercial agreement is required by applicable regulatory authorities to be modified in certain circumstances, a one-time payment may be payable to us by Small and Micro Financial Services Company to compensate us for the impact of such adjustment.~~

•	prior to our acquisition of the full 33% equity interest, none of Jack Ma, Junao, Junhan, our company or Small and Micro Financial Services Company may transfer any shares of Small and Micro Financial Services Company that would result in Jack, Junao, Junhan and our company, collectively, no longer having beneficial ownership of a majority voting interest in Small and Micro Financial Services Company;

•	prior to our acquisition of the full 33% equity interest, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan, Small and Micro Financial Services Company or Alipay may transfer any equity interest in Small and Micro Financial Services Company or Alipay if, to its knowledge, such transfer would result in a non-PRC person or entity acquiring beneficial ownership of any equity interest in Small and Micro Financial Services Company or Alipay;

•	until the earlier of a qualified IPO of Small and Micro Financial Services Company or Alipay or the termination of the independent director rights, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan or Small and Micro Financial Services Company may knowingly transfer any equity in Small and Micro Financial Services Company to a third party who would thereby acquire more than 50% of the voting or economic rights in, or assets of, Small and Micro Financial Services Company; and

•	in the event we acquire an equity interest in Small and Micro Financial Services Company, any transfer of equity interests in Small and Micro Financial Services Company by Junao or Junhan, on the one hand, or our company, on the other hand, will be subject to a right of first refusal by the other party.

Non-competition Undertakings

Under the 2014 SAPA, we and Small and Micro Financial Services Company have each agreed to certain limitations on our respective ability to enter into or participate in the same line of business as the other party. Under the 2011 framework agreement, we were prohibited from engaging in certain financial services activities within China, and Small and Micro Financial Services Company was prohibited from engaging in our business as conducted on the date of the 2011 framework agreement and logical extensions thereof, anywhere in the world, subject in each case to certain exceptions. The 2014 SAPA provides that Small and Micro Financial Services Company may not engage in any business conducted by us from time to time, including businesses that we enter into after the date of the 2014 SAPA, or logical extensions thereof, and we are restricted from engaging in specified activities within the scope of Small and Micro Financial Services Company’s business, including the provision and distribution of credit facilities and insurance, the provision of investment management and banking services, payment processing services, leasing, lease financing and related services, distribution of securities, commodities, funds, derivatives and other financial products and the provision of credit reports. Each party may, however, make passive investments in competing businesses below specified thresholds, in some cases after offering the investment opportunity to the other party, and we will be permitted to wind down the portion of our SME loan business that is not transferred to Small and Micro Financial Services Company.

Corporate Governance Provisions

The 2014 SAPA provides that we and Small and Micro Financial Services Company will recommend one independent person who Small and Micro Financial Services Company will nominate as a member of its board, and Jack Ma and other shareholders affiliated with him will agree to vote their equity interests in favor of such nomination. We and the other parties to the 2014 SAPA will agree on the initial independent director as promptly as practicable, and not later than 60 days, following the date of the 2014 SAPA. If such independent director resigns, so long as SoftBank owns at least 20% of our outstanding ordinary shares, and certain other conditions are satisfied, SoftBank and Jack, acting jointly, will select on our behalf the individual to be designated as a replacement director, subject to the approval of our independent directors. We further agreed to form an independent committee of our board comprised of all our directors who meet the qualifications of independent directors under New York Stock Exchange listing rules who are not our employees, and any director of our board nominated by SoftBank, to approve certain actions that we may take in connection with the 2014 SAPA and related agreements.

Closing Conditions

Our sale of the SME loan business is subject to customary closing conditions, including the approval of the local PRC Office of Financial Affairs and local level MOFCOM in respect of certain components of the sale, as well as certain other regulatory approvals. We expect such closing conditions to be completed in the fourth calendar quarter of 2014. Except for the sale of the SME loan business and related assets as described above, the terms of the 2014 SAPA took effect immediately upon execution of the agreement.

Ancillary Agreements

In connection with the 2014 SAPA, we also entered into a data sharing agreement, a cooperation agreement, a trademark agreement, an amended and restated shared services agreement and the amended Alipay IPLA, each of which is described below. We also entered into a binding term sheet in respect of a technology services agreement, which we will enter into at closing, pursuant to which we will agree to provide certain cloud computing, database service and storage, computing services and certain other services to Small and Micro Financial Services Company on a cost-plus basis. We further agreed to a new form of cross-license agreement to be entered into under the 2014 SAPA, providing for a license of certain intellectual property by Small and Micro Financial Services Company to us, and by us to Small and Micro Financial Services Company.

Alipay Intellectual Property License and Software Technology Services Agreement

Under the terms of ~~an Intellectual Property and Software Technology Services Agreement, we, on behalf of ourselves and certain of~~the Alipay IPLA, we and our subsidiaries~~,~~ licensed to Alipay certain intellectual property rights and provided various software technology services to ~~it~~Alipay and its subsidiaries~~, and~~. We originally entered into the Alipay IPLA in connection with the 2011 framework agreement, and, in August 2014, we entered into the amended Alipay ~~pays~~IPLA.

Under the Alipay IPLA, Alipay paid us a royalty and software technology services fee equal to the sum of an expense reimbursement plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries~~,~~ until a liquidity event of Alipay or Small and Micro Financial Services Company. Such profit share percentage was subject to downward adjustments upon certain dilutive equity issuances by Alipay or Small and Micro Financial Services Company ~~or Alipay, but in no case below 30.0%. If Alipay incurs a pre-tax loss, the fee that we would charge Alipay would equal the costs incurred by us in providing the software technology services. The agreement terminates at the earlier of (a) the payment in full of the liquidity event payment and (b) such time when termination may be required by applicable regulatory authorities in connection with an initial public offering of Alipay~~. Under the Amended IPLA, which became effective on the date we entered into the SAPA, we will receive, in addition to a service fee, royalty streams related to Alipay and all other businesses, present or future, of Small and Micro Financial Services Company, which we refer to collectively as the Amended IPLA payments. The amended Alipay IPLA payments will be paid at least annually and will equal the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Small and Micro Financial Services Company on a consolidated basis, including not only Alipay but all of Small and Micro Financial Services Company’s subsidiaries. The amended Alipay IPLA payments will be reduced in proportion to any equity issuances made to us under the 2014 SAPA.

In addition, if we acquire any equity interest in Small and Micro Financial Services Company as described above under “Share and Asset Purchase Agreement—Potential Equity Interest”, at the time of such equity issuance, in exchange for the transfer by us to Small and Micro Financial Services Company of certain intellectual property , Small and Micro Financial Services Company will make payments funding our subscription for up to the full 33% equity interest and that do not exceed US$1.5 billion of additional equity interests through the exercise of our preemptive rights. These payments result in our acquiring equity interests in Small and Micro Financial Services Company with effectively no cash impact to us.

The amended Alipay IPLA will terminate, and the remainder, if any, of the intellectual property exclusively related to the business of Small and Micro Financial Services Company will be transferred to Small and Micro Financial Services Company, (i) when our total equity interest ownership in Small and Micro Financial Services Company reaches the full 33% equity interest or, (ii) upon payment of the liquidity event payment as described above under “Share and Asset Purchase Agreement —Liquidity Event Payment”.

In fiscal years 2012, 2013 and 2014, under the Alipay IPLA, we recognized royalty and software technology services fee income, net of costs incurred by our company, amounting to RMB27 million, RMB277 million and RMB1,764 million (US$284 million) as other income.

The effect of the amended Alipay IPLA is that the base of profits of the financial services businesses that we will share has been expanded, from the pre-tax income of only Alipay to the pre-tax income of the entire Small and Micro Financial Services Company, while the profit sharing percentage is reduced to align with the percentage that will be used to calculate the liquidity event payment. In addition, our participation in the profits of Small and Micro Financial Services Company, subject to receipt of required regulatory approvals, including under stock exchange listing rules, becomes perpetual under the amended Alipay IPLA (unless we elect to receive the liquidity event payment under the 2014 SAPA upon a qualified initial public offering of Small and Micro Financial Services Company or Alipay or unless we acquire the full 33% equity interest in Small and Micro Financial Services Company), as opposed to automatic termination of the profit share upon a liquidity event under the 2011 framework agreement and Alipay IPLA.

Data Sharing Agreement

We and Small and Micro Financial Services Company have entered into a data sharing agreement dated August [            ], 2014.

Pursuant to the data sharing agreement, we, Small and Micro Financial Services Company, and our controlled affiliates, which we refer to as full data participants, will contribute all data collected from or generated by the use or users of our or their respective products (subject to applicable law, industry rules and contractual requirements) to a data platform that we own and operate, and to which all of the full data participants will have access. A data sharing committee may also approve non-controlled affiliates of us and Small and Micro Financial Services Company and unaffiliated third parties to have certain access to and contribute data to the platform. Full data participants receive complete and unfettered access to the data stored on the data platform. No fees or other compensation are required to be paid by any of the full data participants for access to the data platform, other than the obligation for such participants to share in the costs of the operation of the data platform on a fair and reasonable basis. The data sharing agreement provides that none of the participants may reproduce any of the data on the data platform for transfer to their own servers, except that a participant may retain its own data that it has contributed to the data platform.

The data sharing agreement has a minimum term of 10 years. If we complete our initial public offering within five years from the date of the agreement, our board may extend the term for up to 50 years.

Shared Services Used by Small and Micro Financial Services Company

We and Small and Micro Financial Services Company have entered into a shared services agreement, amended and restated as of August [            ], 2014, in connection with the 2014 SAPA, pursuant to which we and Small and Micro Financial Services Company provide certain administrative and support services to each other and our respective affiliates.

Small and Micro Financial Services Company paid us RMB76 million, RMB42 million and RMB46 million (US$7 million) in fiscal years 2012, 2013 and 2014, respectively, for the services we provided to it under the agreement. Small and Micro Financial Services Company did not provide us with any services under the contract in fiscal years 2012, 2013 or 2014.

Cooperation Agreement

We and Small and Micro Financial Services Company entered into a cooperation agreement dated August [•], 2014, pursuant to which each party agreed to cooperate with, and provide certain services with respect to, the other party’s enforcement of certain rights of such other party against users of its platforms and services. In particular, we agreed, upon request, to close down or suspend online storefronts and restrict marketing activities on our platforms of persons defaulting on loans made by Small and Micro Financial Services Company and persons in violation of Alipay rules and regulations, and to publish notices on our platforms and provide information regarding such persons, in each case in a manner to be further agreed from time to time. Small and Micro Financial Services Company agreed, upon request, to make financial services available to our users, freeze and pay over to us funds in accounts of users violating our rules and regulations or agreements with us, terminate credit facilities of such users, restrict marketing activities on its platforms by such users, and provide information regarding such users, in each case in a manner to be further agreed from time to time. Neither party is required to pay any fees in consideration for the services provided by the other party, and apart from the provision of these services, there will be no other exchange of value in connection with this agreement. From time to time, we expect to enter into similar commercial arrangements with respect to cooperation matters and the provision of services between us and the Small and Micro Financial Services Company and to our respective customers.

Trademark Agreement

We and Small and Micro Financial Services Company entered into a trademark agreement dated August [•], 2014, pursuant to which we granted Small and Micro Financial Services Company a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license for it and its sublicensed subsidiaries to continue to use certain trademarks and domain names based on trademarks owned by us, in connection with their payment services business and the SME loan business transferred by us to them, and in the same manner of such uses as of August [•], 2014, and a non-transferable, non-assignable and non-sublicensable license to use such other trademarks and domain names based on trademarks owned by us, and in such manner, as we may agree to allow in the future. Pursuant to the trademark agreement, each of the parties further agreed to the rights and limitations that each would have to use the “Ali” name or prefix and the “ecommerce” (and its Chinese equivalent) name, prefix or logo as part of a trademark or domain name in each party’s and its subsidiaries’ respective businesses. Neither party is required to pay any fees under this agreement, and apart from the licenses and rights set forth in the agreement, there will be no other exchange of value in connection with this agreement.

Share-based Award Reimbursement Arrangements

We entered into agreements with Small and Micro Financial Services Company in 2012 and 2013 under which we will receive a reimbursement for options and RSUs relating to 6,791,093 of our ordinary shares granted to the employees of Small and Micro Financial Services Company and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Pursuant to these agreements, we will, upon vesting of such options and RSUs, receive a cash reimbursement equal to their respective grant-date fair value. As this arrangement relates to share-based awards previously granted, we recognized the reimbursement as a reduction of share-based compensation expense of nil, RMB146 million and RMB266 million (US$43 million) ~~during~~in fiscal years 2012, 2013 and 2014, respectively.

Share-based Awards to Our Employees by a Related Party

We understand that Jack Ma, as controlling shareholder of Small and Micro Financial Services Company, believes that providing equity-related awards to our employees tied to the success of Small and Micro Financial Services Company will enhance the value of our business because of the strategic importance of Alipay to our marketplaces and because, through our strategic and financial relationship with Small and Micro Financial Services Company, we have a significant participation in the profits and value accretion of Small and Micro Financial Services Company. In March 2014, ~~Hangzhou Junhan Equity Investment Partnership, or~~ Junhan, the general partner of which is an entity controlled by Jack Ma, made a grant of certain share-based awards similar to share-appreciation ~~awards~~rights linked to the valuation of Small and Micro Financial Services Company to most of our employees. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to us, and such awards will be settled in cash by Junhan upon disposal of such awards by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Small and Micro Financial Services Company or the termination of their employment with us at a price to be determined based on the then fair market value of Small and Micro Financial Services Company. Junhan’s obligation to cash settle these awards will be funded by ~~a contribution~~the proceeds of ~~ordinary~~ s~~h~~a~~r~~les ~~Jack Ma holds~~of or loans against the equity interests in Small and Micro Financial Services Company ~~and the proceeds of any sales of those shares~~that Jack Ma contributed to Junhan. We have no obligation to reimburse Junhan, Small and Micro Financial Services Company or its subsidiaries for the cost associated with these awards. For accounting purposes, we will recognize the cost relating to such share-based awards granted by the shareholder through Junhan as a shareholder contribution as the award will ultimately be settled in cash by Junhan. The award is accounted for as a financial derivative and initially measured at its fair value, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statements through the date on which the underlying award is settled by Junhan. The expenses recognized in fiscal year 2014 were insignificant.

~~Data Sharing Services Used by Small and Micro Financial Services Company~~

~~We have arrangements with Small and Micro Financial Services Company whereby Small and Micro Financial Services Company shares data with us at no charge for the purposes of our data management platform, audience targeting, credit analysis, and detecting, monitoring and investigating traffic hijacking and fraudulent activities.~~

~~Shared Services Used by Small and Micro Financial Services Company~~

~~We and Small and Micro Financial Services Company have entered into a shared services agreement, pursuant to which we and Small and Micro Financial Services Company provide certain administrative and support services to each other and our respective affiliates.~~

~~Small and Micro Financial Services Company paid us RMB76 million, RMB42 million and RMB46 million (US$7 million), respectively, in fiscal years 2012, 2013 and 2014, respectively, for the services we provided to it under the agreement. Small and Micro Financial Services Company did not provide us with any services under the contract in fiscal years 2012, 2013 or 2014.~~

Appendix 2:	Clean Version of Proposed Disclosure in Related Party Transactions (to replace current pages 227 through 230 of Registration Statement)

Proposed Revised Disclosure Relating to the Restructuring of

Relationship with Small and Micro Financial Services Company and Alipay

Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries

Ownership of Small and Micro Financial Services Company and Alipay

We originally established Alipay in December 2004 to operate our payment services business. In June 2010, the PBOC issued new regulations that required non-bank payment companies to obtain a license in order to operate in China. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Further, the regulations required that any payment company that failed to obtain a license must cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies (and no such guidelines have been issued as of the date of this prospectus). In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, our management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC nationals in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, we divested all of our interest in and control over Alipay in 2011, which resulted in deconsolidation of Alipay from our financial statements. This action enabled Alipay to obtain a payment business license in May 2011 without delay and without any detrimental impact to our China retail marketplaces or to Alipay.

Following the divestment of our interest in and control over Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay’s parent entity, Zhejiang Ant Small and Micro Financial Services Group Co., Ltd., which we refer to as Small and Micro Financial Services Company, a company organized under the laws of the PRC, was changed such that Jack Ma held a substantial majority of the equity ownership interest in Small and Micro Financial Services Company. The ownership structure of Small and Micro Financial Services was recently further restructured and currently approximately 58% of its equity interests are held by Hangzhou Junhan Equity Investment Partnership, or Junhan, a PRC limited partnership, and approximately 42% by Hangzhou Junao Equity Investment Partnership, or Junao, a PRC limited partnership.

The economic interests in Junhan are owned by Jack Ma and other employees of our company and employees of Small and Micro Financial Services Company. The interests in Junhan held by these employees are in the form of limited partnership interests and interests similar to share appreciation rights with respect to potential appreciation in the value of Small and Micro Financial Services Company. The economic interests in Junao are held in the form of limited partnership interests by certain members of the Alibaba Partnership.

We understand that it is the intention of the shareholders of the Small and Micro Financial Services Company that:

•	Jack Ma’s direct and indirect economic interest in Small and Micro Financial Services Company will be reduced over time to a percentage that does not exceed his and his affiliates’ interest in our company as of the time immediately prior to the completion of this offering (the percentage of our ordinary shares Jack and his affiliates beneficially own immediately prior to the completion of this offering is 8.9%) and that this reduction will be caused in a manner by which neither Jack nor any of his affiliates would receive any economic benefit. See “Related Party Transactions – Commitments of Jack Ma to Alibaba Group”;

•	from time to time, additional economic interests in Small and Micro Financial Services Company in the form of interests similar to share appreciation rights issued by Junhan will be transferred to our employees and employees of Small and Micro Financial Services Company; and

•	Small and Micro Financial Services Company will raise equity capital from domestic Chinese investors in the future in order to finance its business expansion, with the effect that the shareholding of Junao and Junhan in Small and Micro Financial Services Company will be reduced through dilution (the amount of such dilution would depend on future valuations and the amount of equity capital to be raised), but it is the intention that the combined ownership of Jack Ma, Junao and Junhan will continue to constitute a majority of the outstanding equity interests of Small and Micro Financial Services Company.

The general partner of both Junao and Junhan is an entity 100% owned by Jack Ma. As the general partner, this entity, and therefore indirectly Jack Ma, holds the voting rights of, while the limited partners hold economic interests in, each of Junao and Junhan. Accordingly, Jack is able to exercise the voting power of Junao and Junhan as shareholders in Small and Micro Financial Services Company. If Junao and Junhan continue to hold a majority of the outstanding shares of Small and Micro Financial Services Company, through the exercise of such voting power, Jack will continue to control a majority of voting interests in Small and Micro Financial Services Company.

Our Relationship with Small and Micro Financial Services Company and Alipay through August 2014

After our divestment of our interest in and control over Alipay, we entered into a framework agreement in July 2011, or the 2011 framework agreement, among ourselves, Yahoo, SoftBank, Alipay, Small and Micro Financial Services Company, Jack Ma and Joe Tsai and certain of their affiliates. At the same time, we also entered into various implementation agreements that included a commercial agreement, or the Alipay commercial agreement, an intellectual property license and software technology service agreement, or the Alipay IPLA, and a shared services agreement, which together governed our financial and commercial relationships with Small and Micro Financial Services Company and Alipay.

As described in more detail below, we restructured our relationship with Small and Micro Financial Services Company in August 2014 with the approval of our board of directors and with the agreement of Yahoo, SoftBank, Alipay, Small and Micro Financial Services Company, Jack Ma and Joe Tsai and certain of their and our affiliates.

Alipay Commercial Agreement

Under the Alipay commercial agreement among us, Alipay and Small and Micro Financial Services Company, which agreement remains in place following the restructuring described below, Alipay provides payment processing and escrow services to us. These services enable secure settlement of transactions on our marketplaces through a secure payment platform and escrow process. We pay Alipay a fee on terms that are preferential to us for such services. These preferential terms enable us, with certain exceptions, to make available basic payment processing and escrow services to buyers and sellers on our marketplaces free of charge. We believe that these services provide us with a competitive advantage that otherwise would be diminished without the preferential terms of the Alipay commercial agreement.

The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay’s bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment to the extent such costs increase or decline. The Alipay commercial agreement currently provides that the directors of our company designated by Yahoo and SoftBank approve the fee rates payable by us in advance on an annual basis. In connection with the restructuring of our relationship with Small and Micro Financial Services Company, the Alipay commercial agreement was amended to provide that, after the completion of this offering, a special committee formed by our independent directors and the director designated by SoftBank must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as such annual approval by the special committee has been obtained. In fiscal years 2012, 2013 and 2014, we paid fees to Alipay totaling RMB1,307 million, RMB1,646 million and RMB2,349 million (US$378 million), respectively, under this agreement. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any time upon one year’s prior written notice. If the Alipay commercial agreement is required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may be payable to us by Small and Micro Financial Services Company to compensate us for the impact of such adjustment.

2014 Restructuring of Our Relationship with Small and Micro Financial Services Company and Alipay

On August     , 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the Alipay IPLA, or the amended Alipay IPLA. Pursuant to these agreements, we restructured our relationships with Small and Micro Financial Services Company and its wholly owned subsidiary Alipay, and terminated the 2011 framework agreement. The 2014 SAPA and the ancillary agreements described below now govern our economic and commercial relationships with Small and Micro Financial Services Company and Alipay. We believe this restructuring will strengthen and benefit our company as well as better position us for future growth. Set forth below is an executive summary of the key terms of the restructuring:

•	We agreed to dispose of the SME loan business to Small and Micro Financial Services Company in exchange for cash consideration and annual fees for seven years based on the average daily balance of the SME loan portfolio. The disposition allows us to focus on our core e-commerce businesses and eliminates the risks and disadvantages of carrying a loan portfolio on our balance sheet. Under this transaction, the risks of credit defaults, capital adequacy, leverage and regulatory requirements associated with a loan portfolio will be transferred to Small and Micro Financial Services Company. In addition, this transaction will combine our SME loan business with the financial services businesses under Small and Micro Financial Services Company which should create synergies for the combined enterprise, and improve risk management, while at the same time reducing our exposure to financial services regulations. A further benefit of the restructuring is that, through the revised profit sharing arrangement described below, it increases our participation in the additional value expected to be created by Small and Micro Financial Services Company, including Alipay and other financial services businesses.

•	The previous cap on the potential liquidity event payment has been removed. Previously, we were entitled to a payment equal to 37.5% of the equity value of Alipay in the case of a liquidity event, such as an initial public offering of Alipay. Under the restructured agreement, we will be entitled to a payment equal to 37.5% of the equity value of Small and Micro Financial Services Company. In addition, the cap of US$6 billion on the liquidity event payment under the previous agreement has been removed in connection with the restructuring, significantly increasing the potential future financial benefits to us.

•	Our profit share with respect to the financial services business has been restructured to expand the base of profits that we are entitled to share from the pre-tax income of only Alipay to the pre-tax income of all of the businesses of Small and Micro Financial Services Company, while the profit sharing percentage is reduced to align with the liquidity event payment percentage. Under the previous Alipay IPLA, we received 49.9% of the consolidated pre-tax income of Alipay and its consolidated subsidiaries. Under the amended Alipay IPLA, we will receive 37.5% of the consolidated pre-tax income of Small and Micro Financial Services Company and its subsidiaries which include Alipay, as well as other current and future financial services businesses such as SME loans, consumer finance, asset management, financial products distribution and insurance. This is beneficial to us because, while the profit sharing percentage is lower, the profit pool that we are entitled to share will come from all of the current and future financial services businesses operated by Small and Micro Financial Services Company.

•	The economic terms of the Alipay commercial agreement described above under which Alipay provides payment processing services on terms preferential to us will continue, as currently in effect, and are unaffected by the restructuring.

The following chart provides a comparative summary of the key economic terms of the 2014 SAPA and related agreements and the key economic terms of the 2011 framework agreement and related agreements.

2011 Framework Agreement (and related agreements)	2014 SAPA (and related agreements)
Liquidity event payment:

•    we were entitled to 37.5% of the equity value of Alipay in the event of its initial public offering, a sale or certain transfers of interests in Alipay

•    this payment had a minimum floor of US$2.0 billion and was capped at US$6.0 billion, subject to certain gradual increases over time if no liquidity event occurred

•    upon a qualified IPO of Small and Micro Financial Services Company or Alipay, we are entitled to elect to receive a payment equal to 37.5% of the equity value of Small and Micro Financial Services Company until we receive a full 33% equity interest

•    at our option and subject to regulatory approvals, in lieu of the liquidity event payment, we may elect to continue to receive the 37.5% profit share in perpetuity until we receive a full 33% equity interest

•    the liquidity event payment is not capped; given the US$25 billion equity value requirement of a qualified IPO, the minimum liquidity event payment (assuming no reduction for equity issuances) is effectively US$9.375 billion

Profit sharing:

• we received 49.9% of the consolidated pre-tax income of Alipay and its consolidated subsidiaries until a liquidity event of Alipay occurred

•    we will receive 37.5% of the consolidated pre-tax income of Small and Micro Financial Services Company and its subsidiaries (including Alipay).

•    upon a qualified IPO of Small and Micro Financial Services Company or Alipay, we may elect either to receive a liquidity event payment or, subject to regulatory approvals (including under stock exchange listing rules) to continue to receive the profit share payments in perpetuity

Preferential terms under Alipay commercial agreement:

• payment and escrow services provided to our marketplaces on preferential terms • 50-year contract term, renewable for additional 50-year periods at our option	• economic terms of the Alipay commercial agreement continue unchanged

Payment stream related to the SME loan business:

N/A

•    we will receive an annual fee equal to 2.5% of the average daily balance of SME loans in each of the three calendar years from 2015 through 2017

•    fixed fee equal to the 2017 fee in each of the four calendar years from 2018 through 2021

Potential equity interest:

• no potential to receive a direct equity interest

•    we are entitled to receive an equity interest of up to 33% in Small and Micro Financial Services Company (with preemptive rights to maintain such percentage equity interest prior to a qualified IPO of Small and Micro Financial Services Company or Alipay), if Small and Micro Financial Services Company applies for and receives the applicable PRC regulatory approvals

•    in the event we receive the full 33% equity interest, rights to profit sharing and liquidity event payment will automatically terminate

•    equity issuances up to the full 33% equity interest and exercises of preemptive rights that do not exceed US$1.5 billion will be funded by royalties and fees to be paid to us by Small and Micro Finance Services Company, resulting in our receipt of such equity interests with no cash impact to us

Share and Asset Purchase Agreement

Sale of SME Loan Business and Certain Other Assets

Pursuant to the 2014 SAPA, we agreed to sell, subject to receipt of regulatory approvals and other customary closing conditions, certain securities and assets which together constitute our SME loan business to Small and Micro Financial Services Company, in exchange for aggregate cash consideration of US$[• ], which was based on the aggregate book value of the entities operating the SME loan business. Such cash consideration will be paid no later than the earlier of the second anniversary of the closing of such sale and an initial public offering of Small and Micro Financial Services Company [or Alipay] at an implied equity value exceeding US$25 billion which results in gross proceeds of at least US$2 billion, which we refer to as a qualified IPO. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we have agreed to sell together with the SME loan business and related services, we will receive annual fees for a term of seven years. These fees will be determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business will pay us an annual fee equal to 2.5% of the average daily balance of the SME loans provided by such entities; and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in the calendar year 2017.

In conjunction with our sale of the SME loan business, we also sold to Small and Micro Financial Services Company for cash certain of our subsidiaries that have operated the offshore payment businesses in cooperation with Alipay and other entities that are not material to us.

Liquidity Event Payment

Under the 2011 framework agreement, we were entitled to receive a payment equal to 37.5% of Alipay’s equity value in connection with an initial public offering of Alipay meeting certain conditions, a sale of 37.5% or more of Alipay’s equity, or a sale of all or substantially all of the assets of Alipay. This liquidity event payment was subject to a floor of US$2.0 billion and a cap of US$6.0 billion, subject to certain gradual increases over time if no liquidity event occurred by the sixth anniversary of the date of the 2011 framework agreement.

Under the 2014 SAPA, in the event of a qualified IPO of Small and Micro Financial Services Company or Alipay, if our total ownership of equity interests in Small and Micro Financial Services Company, if any, acquired as described under “—Potential Equity Interest “ below, has not reached 33% (subject to proportional reduction upon dilutive share issuances), which we refer to as the full 33% equity interest, we would be entitled, at our election, to receive a one-time payment equal to 37.5% of the equity value immediately prior to such qualified IPO of Small and Micro Financial Services Company as a whole and not just of its subsidiary Alipay. Unlike the 2011 framework agreement, there is no cap on the maximum value of the liquidity event payment under the 2014 SAPA, with the effective floor of US$9.375 billion based on the minimum implied equity value in a qualified IPO is more than 50% higher than the cap under the 2011 framework agreement. If we acquire equity interests in Small and Micro Financial Services Company in an aggregate amount less than the full 33% equity interest, then the percentage of Small and Micro Financial Services Company’s equity value used to calculate the liquidity event payment will be reduced proportionately.

In lieu of receiving the liquidity event payment, we may elect to receive payments under the profit sharing provision of the amended Alipay IPLA described below in perpetuity, subject to the receipt of regulatory approvals, including under stock exchange listing rules, required to permit continuation of the profit share following a qualified IPO of Micro Financial Services Company or Alipay. If we so elect, following such a qualified IPO, Small and Micro Financial Services Company must use its commercially reasonable efforts to obtain such regulatory approvals. If such approvals are not obtained, then Small and Micro Financial Services Company will pay us the liquidity event payment described above.

Under the 2011 framework agreement, Jack Ma and Joe Tsai contributed 35,000,000 and 15,000,000, respectively, of our ordinary shares held by them to APN Ltd., a vehicle they established to hold such shares. The shares of APN Ltd., as well as the 50,000,000 ordinary shares in us held by APN Ltd., were pledged to secure a direct obligation by APN Ltd. to pay a minimum of US$500 million if no liquidity event of Alipay occurred within seven years of closing of the transactions contemplated under the 2011 framework agreement, as well as, among other things, the liquidity event payment and certain other payment obligations of Small and Micro Financial Services Company, Alipay and certain other parties under the 2011 framework agreement. Under the 2014 SAPA, the shares of APN Ltd. as well as the 50,000,000 ordinary shares in us held by APN Ltd. will continue to be pledged to us to secure the liquidity event payment and certain other obligations of Small and Micro Financial Services Company under the 2014 SAPA and commercial agreement, as well as the direct liability of APN Ltd. for up to US$500 million of the liquidity event payment.

Potential Equity Interest

The 2014 SAPA provides for future potential equity issuances to us by Small and Micro Financial Services Company. In the event that Small and Micro Financial Services Company applies for and receives certain PRC regulatory approvals in the future, Small and Micro Financial Services Company will issue and we will purchase newly-issued equity interests in Small and Micro Financial Services Company, up to the full 33% equity interest, or such lesser equity interest as may be permitted by the applicable regulatory approvals.

In addition, if we acquire such equity interests, prior to a qualified IPO Small and Micro Financial Services Company or Alipay, we will have a pre-emptive right, in the event that Small and Micro Financial Services Company issues additional equity interests to third parties, that will entitle us to acquire additional equity interests in order to maintain the equity ownership percentage we have acquired in Small and Micro Financial Services Company as of such time under the 2014 SAPA.

If the liquidity event payment described above under “—Liquidity Event Payment” has not become payable upon a qualified IPO of Small and Micro Financial Services Company, then our right to acquire equity interests up to the full 33% equity interest will continue after such qualified IPO. However, the equity interest that we are entitled to acquire will be reduced in proportion to any dilutive issuances of equity securities by Small and Micro Financial Services Company in and following such qualified IPO.

The consideration to be paid by us to acquire any equity interest in Small and Micro Financial Services Company up to the full 33% equity interest will be fully funded by payments from Small and Micro Financial Services Company under the amended Alipay IPLA in respect of certain intellectual property and asset transfers. Similarly, in connection with our exercise of the pre-emptive right, we will receive a royalty as one of the payment streams to be received under the amended Alipay IPLA that will effectively fund our subscription for such additional equity interests up to a value of US$1.5 billion.

To the extent we acquire the full 33% equity interest pursuant to the provisions of the 2014 SAPA, the liquidity event payment and the profit share under the amended Alipay IPLA described in “—Alipay Intellectual Property License and Software Technology Services Agreement” below, other than the royalty payments that effectively offset the purchase price from the exercise of the pre-emptive rights, will automatically terminate. If we acquire less than the full 33% equity interest in Small and Micro Financial Services Company pursuant to the provisions of the 2014 SAPA, the liquidity event payment amount and the profit sharing arrangement will be proportionately reduced based on the amount of equity interests acquired by us.

We believe that under applicable regulatory rules and practices currently in effect, the relevant PRC approvals necessary for us to own an equity interest in Small and Micro Finance Services Company would not be granted. There can be no assurance that such applicable regulatory rules and practices will change in the near future. See “Ownership of Small and Micro Financial Services Company and Alipay” above.

Certain Restrictions on the Transfer of Small and Micro Financial Services Company Equity Interests

Pursuant to the 2014 SAPA and amended Alipay IPLA, certain parties thereto, including in some cases our company, are subject to restrictions on the transfer of equity interests in Small and Micro Financial Services Company, including:

•	prior to our acquisition of the full 33% equity interest, none of Jack Ma, Junao, Junhan, our company or Small and Micro Financial Services Company may transfer any shares of Small and Micro Financial Services Company that would result in Jack, Junao, Junhan and our company, collectively, no longer having beneficial ownership of a majority voting interest in Small and Micro Financial Services Company;

•	prior to our acquisition of the full 33% equity interest, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan, Small and Micro Financial Services Company or Alipay may transfer any equity interest in Small and Micro Financial Services Company or Alipay if, to its knowledge, such transfer would result in a non-PRC person or entity acquiring beneficial ownership of any equity interest in Small and Micro Financial Services Company or Alipay;

•	until the earlier of a qualified IPO of Small and Micro Financial Services Company or Alipay or the termination of the independent director rights, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan or Small and Micro Financial Services Company may knowingly transfer any equity in Small and Micro Financial Services Company to a third party who would thereby acquire more than 50% of the voting or economic rights in, or assets of, Small and Micro Financial Services Company; and

•	in the event we acquire an equity interest in Small and Micro Financial Services Company, any transfer of equity interests in Small and Micro Financial Services Company by Junao or Junhan, on the one hand, or our company, on the other hand, will be subject to a right of first refusal by the other party.

Non-competition Undertakings

Under the 2014 SAPA, we and Small and Micro Financial Services Company have each agreed to certain limitations on our respective ability to enter into or participate in the same line of business as the other party. Under the 2011 framework agreement, we were prohibited from engaging in certain financial services activities within China, and Small and Micro Financial Services Company was prohibited from engaging in our business as conducted on the date of the 2011 framework agreement and logical extensions thereof, anywhere in the world, subject in each case to certain exceptions. The 2014 SAPA provides that Small and Micro Financial Services Company may not engage in any business conducted by us from time to time, including businesses that we enter into after the date of the 2014 SAPA, or logical extensions thereof, and we are restricted from engaging in specified activities within the scope of Small and Micro Financial Services Company’s business, including the provision and distribution of credit facilities and insurance, the provision of investment management and banking services, payment processing services, leasing, lease financing and related services, distribution of securities, commodities, funds, derivatives and other financial products and the provision of credit reports. Each party may, however, make passive investments in competing businesses below specified thresholds, in some cases after offering the investment opportunity to the other party, and we will be permitted to wind down the portion of our SME loan business that is not transferred to Small and Micro Financial Services Company.

Corporate Governance Provisions

The 2014 SAPA provides that we and Small and Micro Financial Services Company will recommend one independent person who Small and Micro Financial Services Company will nominate as a member of its board, and Jack Ma and other shareholders affiliated with him will agree to vote their equity interests in favor of such nomination. We and the other parties to the 2014 SAPA will agree on the initial independent director as promptly as practicable, and not later than 60 days, following the date of the 2014 SAPA. If such independent director resigns, so long as SoftBank owns at least 20% of our outstanding ordinary shares, and certain other conditions are satisfied, SoftBank and Jack, acting jointly, will select on our behalf the individual to be designated as a replacement director, subject to the approval of our independent directors. We further agreed to form an independent committee of our board comprised of all our directors who meet the qualifications of independent directors under New York Stock Exchange listing rules who are not our employees, and any director of our board nominated by SoftBank, to approve certain actions that we may take in connection with the 2014 SAPA and related agreements.

Closing Conditions

Our sale of the SME loan business is subject to customary closing conditions, including the approval of the local PRC Office of Financial Affairs and local level MOFCOM in respect of certain components of the sale, as well as certain other regulatory approvals. We expect such closing conditions to be completed in the fourth calendar quarter of 2014. Except for the sale of the SME loan business and related assets as described above, the terms of the 2014 SAPA took effect immediately upon execution of the agreement.

Ancillary Agreements

In connection with the 2014 SAPA, we also entered into a data sharing agreement, a cooperation agreement, a trademark agreement, an amended and restated shared services agreement and the amended Alipay IPLA, each of which is described below. We also entered into a binding term sheet in respect of a technology services agreement, which we will enter into at closing, pursuant to which we will agree to provide certain cloud computing, database service and storage, computing services and certain other services to Small and Micro Financial Services Company on a cost-plus basis. We further agreed to a new form of cross-license agreement to be entered into under the 2014 SAPA, providing for a license of certain intellectual property by Small and Micro Financial Services Company to us, and by us to Small and Micro Financial Services Company.

Alipay Intellectual Property License and Software Technology Services Agreement

Under the terms of the Alipay IPLA, we and our subsidiaries licensed to Alipay certain intellectual property rights and provided various software technology services to Alipay and its subsidiaries. We originally entered into the Alipay IPLA in connection with the 2011 framework agreement, and, in August 2014, we entered into the amended Alipay IPLA.

Under the Alipay IPLA, Alipay paid us a royalty and software technology services fee equal to the sum of an expense reimbursement plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries until a liquidity event of Alipay or Small and Micro Financial Services Company. Such profit share percentage was subject to downward adjustments upon certain dilutive equity issuances by Alipay or Small and Micro Financial Services Company. Under the Amended IPLA, which became effective on the date we entered into the SAPA, we will receive, in addition to a service fee, royalty streams related to Alipay and all other businesses, present or future, of Small and Micro Financial Services Company, which we refer to collectively as the Amended IPLA payments. The amended Alipay IPLA payments will be paid at least annually and will equal the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Small and Micro Financial Services Company on a consolidated basis, including not only Alipay but all of Small and Micro Financial Services Company’s subsidiaries. The amended Alipay IPLA payments will be reduced in proportion to any equity issuances made to us under the 2014 SAPA.

In addition, if we acquire any equity interest in Small and Micro Financial Services Company as described above under “Share and Asset Purchase Agreement—Potential Equity Interest”, at the time of such equity issuance, in exchange for the transfer by us to Small and Micro Financial Services Company of certain intellectual property , Small and Micro Financial Services Company will make payments funding our subscription for up to the full 33% equity interest and that do not exceed US$1.5 billion of additional equity interests through the exercise of our preemptive rights. These payments result in our acquiring equity interests in Small and Micro Financial Services Company with effectively no cash impact to us.

The amended Alipay IPLA will terminate, and the remainder, if any, of the intellectual property exclusively related to the business of Small and Micro Financial Services Company will be transferred to Small and Micro Financial Services Company, (i) when our total equity interest ownership in Small and Micro Financial Services Company reaches the full 33% equity interest or, (ii) upon payment of the liquidity event payment as described above under “Share and Asset Purchase Agreement —Liquidity Event Payment”.

In fiscal years 2012, 2013 and 2014, under the Alipay IPLA, we recognized royalty and software technology services fee income, net of costs incurred by our company, amounting to RMB27 million, RMB277 million and RMB1,764 million (US$284 million) as other income.

The effect of the amended Alipay IPLA is that the base of profits of the financial services businesses that we will share has been expanded, from the pre-tax income of only Alipay to the pre-tax income of the entire Small and Micro Financial Services Company, while the profit sharing percentage is reduced to align with the percentage that will be used to calculate the liquidity event payment. In addition, our participation in the profits of Small and Micro Financial Services Company, subject to receipt of required regulatory approvals, including under stock exchange listing rules, becomes perpetual under the amended Alipay IPLA (unless we elect to receive the liquidity event payment under the 2014 SAPA upon a qualified initial public offering of Small and Micro Financial Services Company or Alipay or unless we acquire the full 33% equity interest in Small and Micro Financial Services Company), as opposed to automatic termination of the profit share upon a liquidity event under the 2011 framework agreement and Alipay IPLA.

Data Sharing Agreement

We and Small and Micro Financial Services Company have entered into a data sharing agreement dated August [            ], 2014.

Pursuant to the data sharing agreement, we, Small and Micro Financial Services Company, and our controlled affiliates, which we refer to as full data participants, will contribute all data collected from or generated by the use or users of our or their respective products (subject to applicable law, industry rules and contractual requirements) to a data platform that we own and operate, and to which all of the full data participants will have access. A data sharing committee may also approve non-controlled affiliates of us and Small and Micro Financial Services Company and unaffiliated third parties to have certain access to and contribute data to the platform. Full data participants receive complete and unfettered access to the data stored on the data platform. No fees or other compensation are required to be paid by any of the full data participants for access to the data platform, other than the obligation for such participants to share in the costs of the operation of the data platform on a fair and reasonable basis. The data sharing agreement provides that none of the participants may reproduce any of the data on the data platform for transfer to their own servers, except that a participant may retain its own data that it has contributed to the data platform.

The data sharing agreement has a minimum term of 10 years. If we complete our initial public offering within five years from the date of the agreement, our board may extend the term for up to 50 years.

Shared Services Used by Small and Micro Financial Services Company

We and Small and Micro Financial Services Company have entered into a shared services agreement, amended and restated as of August [            ], 2014, in connection with the 2014 SAPA, pursuant to which we and Small and Micro Financial Services Company provide certain administrative and support services to each other and our respective affiliates.

Small and Micro Financial Services Company paid us RMB76 million, RMB42 million and RMB46 million (US$7 million) in fiscal years 2012, 2013 and 2014, respectively, for the services we provided to it under the agreement. Small and Micro Financial Services Company did not provide us with any services under the contract in fiscal years 2012, 2013 or 2014.

Cooperation Agreement

We and Small and Micro Financial Services Company entered into a cooperation agreement dated August [•], 2014, pursuant to which each party agreed to cooperate with, and provide certain services with respect to, the other party’s enforcement of certain rights of such other party against users of its platforms and services. In particular, we agreed, upon request, to close down or suspend online storefronts and restrict marketing activities on our platforms of persons defaulting on loans made by Small and Micro Financial Services Company and persons in violation of Alipay rules and regulations, and to publish notices on our platforms and provide information regarding such persons, in each case in a manner to be further agreed from time to time. Small and Micro Financial Services Company agreed, upon request, to make financial services available to our users, freeze and pay over to us funds in accounts of users violating our rules and regulations or agreements with us, terminate credit facilities of such users, restrict marketing activities on its platforms by such users, and provide information regarding such users, in each case in a manner to be further agreed from time to time. Neither party is required to pay any fees in consideration for the services provided by the other party, and apart from the provision of these services, there will be no other exchange of value in connection with this agreement. From time to time, we expect to enter into similar commercial arrangements with respect to cooperation matters and the provision of services between us and the Small and Micro Financial Services Company and to our respective customers.

Trademark Agreement

We and Small and Micro Financial Services Company entered into a trademark agreement dated August [•], 2014, pursuant to which we granted Small and Micro Financial Services Company a non-transferable, non-assignable and non-sublicensable (except to its subsidiaries) license for it and its sublicensed subsidiaries to continue to use certain trademarks and domain names based on trademarks owned by us, in connection with their payment services business and the SME loan business transferred by us to them, and in the same manner of such uses as of August [•], 2014, and a non-transferable, non-assignable and non-sublicensable license to use such other trademarks and domain names based on trademarks owned by us, and in such manner, as we may agree to allow in the future. Pursuant to the trademark agreement, each of the parties further agreed to the rights and limitations that each would have to use the “Ali” name or prefix and the “ecommerce” (and its Chinese equivalent) name, prefix or logo as part of a trademark or domain name in each party’s and its subsidiaries’ respective businesses. Neither party is required to pay any fees under this agreement, and apart from the licenses and rights set forth in the agreement, there will be no other exchange of value in connection with this agreement.

Share-based Award Reimbursement Arrangements

We entered into agreements with Small and Micro Financial Services Company in 2012 and 2013 under which we will receive a reimbursement for options and RSUs relating to 6,791,093 of our ordinary shares granted to the employees of Small and Micro Financial Services Company and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Pursuant to these agreements, we will, upon vesting of such options and RSUs, receive a cash reimbursement equal to their respective grant-date fair value. As this arrangement relates to share-based awards previously granted, we recognized the reimbursement as a reduction of share-based compensation expense of nil, RMB146 million and RMB266 million (US$43 million) in fiscal years 2012, 2013 and 2014, respectively.

Share-based Awards to Our Employees by a Related Party

We understand that Jack Ma, as controlling shareholder of Small and Micro Financial Services Company, believes that providing equity-related awards to our employees tied to the success of Small and Micro Financial Services Company will enhance the value of our business because of the strategic importance of Alipay to our marketplaces and because, through our strategic and financial relationship with Small and Micro Financial Services Company, we have a significant participation in the profits and value accretion of Small and Micro Financial Services Company. In March 2014, Junhan, the general partner of which is an entity controlled by Jack Ma, made a grant of certain share-based awards similar to share-appreciation rights linked to the valuation of Small and Micro Financial Services Company to most of our employees. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to us, and such awards will be settled in cash by Junhan upon disposal of such awards by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Small and Micro Financial Services Company or the termination of their employment with us at a price to be determined based on the then fair market value of Small and Micro Financial Services Company. Junhan’s obligation to cash settle these awards will be funded by the proceeds of sales of or loans against the equity interests in Small and Micro Financial Services Company that Jack Ma contributed to Junhan. We have no obligation to reimburse Junhan, Small and Micro Financial Services Company or its subsidiaries for the cost associated with these awards. For accounting purposes, we will recognize the cost relating to such share-based awards granted by the shareholder through Junhan as a shareholder contribution as the award will ultimately be settled in cash by Junhan. The award is accounted for as a financial derivative and initially measured at its fair value, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statements through the date on which the underlying award is settled by Junhan. The expenses recognized in fiscal year 2014 were insignificant.

Appendix 3: Proposed “Subsequent Event” Disclosure for the F-Pages

Subsequent Event – Restructuring of the commercial arrangements with Payment Services

In August 2014, the Company entered into a share and asset purchase agreement (the “SAPA”) with Small and Micro Financial Services Company, the other parties to the Framework Agreement (Note [ ]), Junhan (Note [ ]) and Hangzhou Junao Equity Investment Partnership, a PRC limited partnership the interests in which are held by certain members of the Alibaba Partnership. The Framework Agreement entered into in 2011 was also terminated.

Pursuant to the SAPA, the Company agreed to sell, subject to receipt of regulatory approvals and other customary closing conditions, certain equity interests and assets primarily relating to the micro loan business and related services (the “Transferred Business”) to Small and Micro Financial Services Company in exchange for an aggregate cash consideration of US$[        ]. In addition, the Company entered into a software system use and service agreement with Small and Micro Financial Services Company relating to the know-how and related intellectual property that the Company has agreed to sell together with the micro loan business and related services. In calendar years 2015 to 2017, the Company will receive an annual fee equal to 2.5% of the average daily book balance of the micro loans made by Small and Micro Financial Services Company. In calendar years 2018 to 2021, the Company will receive an annual fee equal to the amount paid for the calendar year 2017 (together with the fees received in calendar years 2015 to 2017, the “SME annual fee”).

In connection with the SAPA, the Company also entered into an amendment and restatement of the Intellectual Property License and Software Technology Services Agreement (the “Amended IPLA”), pursuant to which the Company will license certain intellectual property and provide certain software technology services related to Alipay’s current operations and the Transferred Business. Under the Amended IPLA, the Company will receive royalty streams and a service fee (collectively, the “IPLA payments”) which will be paid at least annually, amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Small and Micro Financial Services Company. In addition, if the Company acquires any equity interest in Small and Micro Financial Services Company, the Company will transfer an agreed portion of the underlying intellectual property to Small and Micro Financial Services Company at the time of such equity issuance. At the same time, the IPLA payments will also be reduced in proportion to such equity issuances made to the Company.

Pursuant to the terms of the SAPA, in the event of an initial public offering of Small and Micro Financial Services Company [or Alipay] at an implied equity value exceeding US$25 billion which results in gross proceeds of at least US$2 billion (a “Qualified IPO”), if the Company’s total ownership of equity interests in Small and Micro Financial Services Company has not reached 33% (subject to proportional reduction upon dilutive share issuances), the Company would be entitled at its election to receive a one-time payment equal to 37.5% of the equity value of Small and Micro Financial Services Company as determined immediately prior to such Qualified IPO. There is no cap on the maximum value of such liquidity event payment. If the Company acquired equity interests in Small and Micro Financial Services Company in an aggregate amount less than 33%, the percentage of Small and Micro Financial Services Company’s equity value used to calculate the liquidity event payment will be reduced proportionately.

In lieu of receiving such liquidity event payment, the Company may elect to continue to receive the IPLA payments in perpetuity, subject to the receipt of regulatory approvals. Following a Qualified IPO and if the Company so elects, Small and Micro Financial Services Company must use its commercially reasonable efforts to obtain the required approvals. If such approvals are not obtained, Small and Micro Financial Services Company will pay the liquidity event payment as described above to the Company.

1

The SAPA provides for future potential equity issuances to the Company by Small and Micro Financial Services Company. In the event that Small and Micro Financial Services Company applies for and receives certain PRC regulatory approvals in the future, Small and Micro Financial Services Company will issue and the Company will purchase newly issued equity interests in Small and Micro Financial Services Company up to the full 33% equity interest, or such lesser equity interest as may be permitted by the regulatory approvals. If the liquidity event payment described above has not become payable upon a Qualified IPO of Small and Micro Financial Services Company, the Company’s right to acquire equity interests up to the full 33% equity interest will continue after such Qualified IPO. However, the equity interest that the Company is entitled to acquire will be reduced in proportion to any dilutive issuances of equity securities by Small and Micro Financial Services Company in and following such Qualified IPO. If the Company acquires an equity interest in Small and Micro Financial Services Company pursuant to this arrangement which is below 33%, the liquidity event payment amount and the profit sharing arrangement will be proportionately reduced based on the amount of equity interests acquired by the Company.

Concurrently with the SAPA, the Company entered into other ancillary agreements such as a data sharing agreement, a cooperation agreement, a trademark agreement, and an amended and restated shared services agreement. The Company also entered into a binding term sheet in respect of a technology services agreement, pursuant to which the Company agreed to provide certain cloud computing, database service and storage, computing services and certain other services to Small and Micro Financial Services Company on a cost-plus basis. In addition, the existing Alipay commercial agreement will continue, as currently in effect, after the closing.

Except for the transfer of the Transferred Business, the terms of the SAPA, the Amended IPLA and other ancillary agreements took effect immediately upon execution in August 2014.

For accounting purposes, the expected fair value of the restructured arrangement is expected to exceed the expected fair value of the pre-existing arrangement with Small and Micro Financial Services Company. As Small and Micro Financial Services Company is controlled by a director and major shareholder of the Company, the excess value provided to the Company in this related party transaction is accounted for as an equity contribution by the shareholder. Given the nature of this transaction, the corresponding asset representing the excess value receivable by the Company will be accounted for as a deduction from equity and amortized to the consolidated income statements over the expected term of the restructured arrangement. The Company is currently in the process of finalizing accounting and valuation work to determine the excess amount, which is expected to approximate RMB[ ]. Furthermore, the Company will account for the IPLA payments and the SME annual fee in the periods when the services are provided, where such payments are expected to approximate the estimated fair values of the services provided.

2